SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For the Fiscal Year Ended December 31, 2001

OR

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the Transition Period from                    to

Commission File Number: 1-7959

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN
(Full title of the plan)

Starwood Hotels & Resorts Worldwide, Inc.

1111 Westchester Avenue
White Plains, NY 10604
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive offices)

REPORT OF INDEPENDENT AUDITORS
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
STARWOOD HOTELS & RESORTS WORLDWIDE, INC. SAVINGS AND RETIREMENT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STARWOOD HOTELS & RESORTS WORLDWIDE, INC. SAVINGS AND RETIREMENT PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SCHEDULE G, Part III -- SCHEDULE OF NONEXEMPT TRANSACTIONS
Exhibit 23.1
Exhibit 23.2

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

By:	/s/ RONALD C. BROWN

Ronald C. Brown
Starwood Hotels & Resorts Worldwide, Inc.
Savings and Retirement Plan Committee Member

Date: June 28, 2002

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

REPORT OF INDEPENDENT AUDITORS

To the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan:

      We have audited the accompanying statement of net assets available for benefits of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

      Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, and nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 26, 2002

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan’s filing on Form 11-K for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. See Exhibit 23.2 for further discussion.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan:

      We have audited the accompanying statements of net assets available for benefits of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

      Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

      The schedule of prohibited transactions that should accompany the Plan’s financial statements, disclosing that certain contributions were not remitted to the Plan in a timely manner, has been omitted. Disclosure of this information, which is not considered material to the financial statements taken as a whole, is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Arthur Andersen LLP

Phoenix, Arizona

June 26, 2001

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2001 and 2000

	2001	2000

Assets:
Cash	$—	$624,337

Investments	301,765,158	306,863,806

Receivables:
Participant contributions	754,534	1,919,608
Employer contributions	1,857,981	1,832,053

Total receivables	2,612,515	3,751,661

Accrued investment income	287,928	108,436

Total assets	304,665,601	311,348,240
Liabilities:
Excess contributions payable	—	128,714

Net assets available for benefits	$304,665,601	$311,219,526

The accompanying notes to financial statements are an integral part of the above statements.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2001

Additions to net assets attributed to:
Investment income (loss):
Net depreciation in the fair value of investments	$(27,206,704)
Dividends and interest	5,892,990

Total investment loss	(21,313,714)

Contributions:
Participants	36,496,612
Participant rollovers	11,844,743
Employer	13,687,249

Total contributions	62,028,604

Total additions	40,714,890

Deductions to net assets attributed to:
Benefits paid to participants	57,258,661
Investment and administrative expense	1,635,060

Total deductions	58,893,721

Net decrease in net assets prior to asset transfers	(18,178,831)
Asset transfers, net	11,624,906

Net decrease in net assets	(6,553,925)
Net assets available for benefits, beginning of year	311,219,526

Net assets available for benefits, end of year	$304,665,601

The accompanying notes to financial statements are an integral part of the above statement.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description

      Starwood Hotels & Resorts Worldwide, Inc. (“Starwood” or the “Company”) sponsors the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) administered by the Starwood Benefits Committee (the “Plan Administrator”). The Plan was originally established effective April 1, 1997.

General

      The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee pretax and matching employer contributions in accordance with Section 401(k) of the Internal Revenue Code (“IRC”).

      Effective July 1, 2001, the Plan changed trustee and recordkeeper responsibilities from American Express Trust Company (“AMEX”) to State Street Bank and Trust Company (“State Street”), as trustee, and CitiStreet LLC, as recordkeeper. As of December 31, 2001, the Plan’s assets are held in trust pursuant to a trust agreement with the Company and State Street.

Eligibility

      Prior to April 1, 2000, Company employees became eligible to participate in the Plan if they were at least 21 years of age and had at least 1,000 hours of service during their first 12 months of employment or any Plan year beginning after they started work. Effective April 1, 2000, on the first day of the month following 90 days of employment, Company employees become eligible to participate in the Plan and may elect to make pretax contributions. The Company does not begin to match contributions until the participant attains age 21 and is credited with at least 1,000 hours of service, as described above.

Contributions

      Plan participants may elect to make pretax contributions as a percentage of compensation up to 18% of compensation, subject to Internal Revenue Service (“IRS”) limitations. The Company makes a matching contribution in an amount equal to 100% of the initial pretax contribution up to 2% of eligible compensation and 50% of the pretax contributions, between 2% and 4% of the participant’s eligible compensation. Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan.

Vesting

      Participants are immediately vested in their voluntary contributions and earnings thereon. Participants become vested in the Company’s contributions and earnings thereon after three years of service.

Rollover Contributions or Distributions

      Participants entering the Plan may roll over contributions from a trust, individual retirement account (“IRA”) or individual retirement annuity qualified under the IRC no later than the sixtieth day following the day on which the individual receives the distribution. Participants leaving the Plan may request rollover distributions to the qualified plan of another employer, an IRA account or to an insurance company IRA annuity.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Participant Accounts

      Separate accounts are maintained with respect to Plan participants’ employee pretax contributions, employer matching contributions and rollover contributions. Each participant’s account is credited with the appropriate contributions and allocation of investment earnings and losses and charged with Plan investment expenses. Allocations of Plan earnings/ losses and expenses are based on the proportion of each participant’s account balance to the total of all account balances for each investment type.

Participant Loans

      Participants may borrow from the vested portion of their accounts. The minimum loan amount is $1,000, restricted to 50% of the participant’s vested account balance. The maximum amount a participant may borrow is equal to the lesser of $50,000 or 50% of their vested account balance, reduced by any outstanding loan balance. A participant may have no more than two loans outstanding at one time. The repayment period may not exceed five years from the date of the loan, unless the loan proceeds are used to acquire the participant’s principal residence. The loans are collateralized by the balance in the participant’s account and bear interest at a fixed rate equal to the prime interest rate plus 1% as of the date of the loan (5.75% at December 31, 2001). Loans outstanding at December 31, 2001 and 2000 totaled $8,970,416 and $6,788,247, respectively.

Payment of Benefits

      Participants are eligible for distribution of vested benefits upon retirement, death, disability or termination of employment. Participants may elect to receive a lump sum amount or, subject to certain conditions, equal monthly or annual installments over a period not greater than twenty years. Participants may also elect to defer distributions subject to certain conditions.

Forfeitures

      Forfeitures of the nonvested Company contributions are applied to reduce future Company contributions. During 2001, forfeited nonvested accounts reduced Company contributions by $2,735,019. Unallocated forfeited nonvested accounts totaled $255,725 and $2,545,725 at December 31, 2001 and 2000, respectively.

Administrative Expenses

      Administrative expenses, including investment management and recordkeeping fees, are paid from Plan assets, except to the extent the Company pays such expenses. For the year ended December 31, 2001, substantially all administrative expenses were paid by the Plan. Loan processing fees are deducted from the accounts of participants who have requested loans.

Amendment and Termination of the Plan

      Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to suspend, reduce, or partially or completely discontinue its contributions at any time and to terminate the Plan, the trust agreement and the trust thereunder subject to the provisions of ERISA. In the event of Plan termination, partial termination or complete discontinuance of contributions, participants become fully vested in the Company contributions. Additionally, any forfeitures that have not been used to reduce Company contributions to the Plan as of the termination will be credited pro rata to the accounts of all participants in accordance with Plan provisions.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

      The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the reported amount of assets and net assets and the reported amounts of additions to and deductions from net assets. Actual results may differ from those estimates.

Concentration of Credit Risk and Market Risk

      The Plan provides for various investment fund options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The Plan’s risk of credit loss is limited to the carrying value of the investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investments

      Plan investments are presented at fair value, except the American Express Trust Stable Value Fund, which is presented at cost plus accrued income. The American Express Trust Stable Value Fund invested in insurance investment contracts, bank investment contracts and stable value contracts providing for fully-benefit-responsive participant payments. Such investments matured through December 31, 2001. At December 31, 2000, the crediting interest rate was 5.64%. The average yield for the year ended December 31, 2001 was 5.08%. The fair value of the Plan’s investments is determined by using quoted market prices from commercial quotation services as of the Plan year-end. Participant loans are valued at cost which approximate fair value.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits Paid to Participants

      Benefits paid to participants are recorded in the period in which they are paid.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 3. Investments

      The following investments, along with their respective percentage of net assets available for benefits, represent five percent or more of the Plan’s net assets available for benefits:

	December 31, 2001

SSgA Principal Accumulated Return Fund	$80,162,864	26.3%
Starwood Hotels & Resorts Worldwide, Inc. Common Stock	40,769,578	13.4
SSgA S&P 500 Index Fund	37,989,251	12.5
Smith Barney Large Cap Growth Fund Class A	37,512,088	12.3
SSgA Strategic Balanced Moderate Fund	27,188,508	8.9
Fidelity Diversified International Fund	20,765,685	6.8

	December 31, 2000

American Express Trust Stable Value Fund	$59,032,090	19.0%
Starwood Hotels & Resorts Worldwide, Inc. Common Stock	57,814,186	18.6
American Express Trust AXP New Dimensions Fund Y	56,028,253	18.0
American Express Trust Equity Index II	43,595,414	14.0
American Express Trust Horizon Medium-Term 50:50	32,072,063	10.3
Fidelity Diversified International	27,494,008	8.8

      The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) depreciated in value as follows:

Year Ended
December 31, 2001

Common/Collective Trust Funds	$(6,992,490)
Mutual Funds	(12,674,085)
Starwood Hotels & Resorts Worldwide, Inc. Common Stock	(7,540,129)

Net depreciation in fair value of investments	$(27,206,704)

Note 4. Tax Status

      The IRS issued a determination letter dated September 1, 1998, stating that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. In June 2002, the Plan applied for, but has not yet received, a new determination letter from the Internal Revenue Service stating that the amended Plan is qualified under Section 401(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2001.

Note 5. Party-in-Interest Transactions

      From July 1, 2001, through December 31, 2001, certain investments were held in funds managed by State Street and Smith Barney Fund Management LLC, an affiliate of State Street; therefore, these transactions qualify as party-in-interest transactions. At December 31, 2000 and through June 30, 2001, certain Plan investments were held in funds managed by AMEX and, therefore, these transactions qualify as party-in-

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.
SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

interest transactions. In addition, certain Plan investments are in Starwood common stock, qualifying these transactions as party-in-interest transactions.

Note 6. Asset Transfers

      Starwood Vacation Ownership, Inc., a wholly owned subsidiary of the Company which was acquired on October 1, 1999, sponsored the Starwood Vacation Ownership, Inc. Savings and Retirement Plan (the “SVO Plan”) through July 1, 2001. Effective July 1, 2001, the SVO Plan merged into the Plan. This merger accounts for substantially all the transfers into the Plan during 2001.

Note 7. Reconciliation of Financial Statements to Form 5500

      At December 31, 2001, there were no differences between net assets available for benefits as reported in the financial statements and net assets available for benefits as reported on Form 5500.

      The following is a reconciliation of benefits paid to participants as reported in the financial statements to the benefits paid to participants as reported on Form 5500 for the year ended December 31, 2001:

Benefits paid to participants as reported in the financial statements	$57,258,661
Less: Amounts allocated to withdrawing participants at December 31, 2000	(138,408)

Benefits paid to participants as reported on Form 5500	$57,120,253

      The following is a reconciliation of net assets available for benefits as reported in the financial statements to net assets available for benefits as reported on Form 5500 as of December 31, 2000:

Net assets available for benefits as reported in the financial statements	$311,219,526
Less: Amounts allocated to withdrawing participants	(138,408)

Net assets available for benefits as reported on Form 5500	$311,081,118

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

EIN #52-1193298

PLAN #001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2001

(a)	(b)	(c)	(d)	(e)
		Description of Investment
		(Including Maturity, Rate of
	Identity of Issuer, Borrower,	Interest, Collateral, Par or
	Lessor or Similar Party	Maturity Value)	Cost	Current Value

*	State Street Short Term Investment Fund	1,624,820 units	**	$1,624,820
*	SSgA Principal Accumulation Return Fund	7,818,308 units	**	80,162,864
*	SSgA Strategic Balanced Conservative Fund	131,839 units	**	2,680,019
*	SSgA Strategic Balanced Moderate Fund	1,104,656 units	**	27,188,508
*	SSgA Strategic Balanced Aggressive Fund	348,534 units	**	9,946,574
*	SSgA S&P 500 Index Fund	1,008,552 units	**	37,989,251
*	Smith Barney Fundamental Value A Fund	74,828 units	**	2,531,886
*	Smith Barney Large Cap Growth Fund Class A	875,708 units	**	37,512,088
*	Smith Barney Aggressive Growth Fund Class A	262,685 units	**	11,949,248
	PIMCO Total Return Admin. Fund	872,668 units	**	13,893,175
	Ariel Appreciation Fund	133,146 units	**	5,781,046
	Fidelity Diversified International Fund	394,953 units	**	20,765,685
*	Starwood Hotels & Resorts Worldwide, Inc. Common Stock	1,365,815 shares	**	40,769,578
*	Participant Loans	Secured by vested benefits; maturity dates through May 2022; interest rates 5.75% - 11.5%	**	8,970,416

				$301,765,158

*	Represents party-in-interest to the Plan.

**	Cost information omitted as participant-directed investment.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

EIN# 52-1193298

Plan # 001

SCHEDULE G, Part III — SCHEDULE OF NONEXEMPT TRANSACTIONS

For the Year Ended December 31, 2001

(a)	(b)	(c)
	Relationship to Plan,	Description of Transactions Including
	Employer or Other	Maturity Date, Rate of Interest,
Identity of Party Involved	Party-In-Interest	Collateral, Par or Maturity Value

Starwood Hotels & Resorts Worldwide, Inc.	Employer/ Plan Sponsor	Contributions of $2,513 for the payroll dates of January 12, 2001 through March 30, 2001 were deposited on May 11, 2001*
Starwood Hotels & Resorts Worldwide, Inc.	Employer/ Plan Sponsor	Contributions of $12,830 for the payroll dates of January 10, 2001 through April 26, 2001 were deposited on June 8, 2001*
Starwood Hotels & Resorts Worldwide, Inc.	Employer/ Plan Sponsor	Contributions of $3 for the payroll date of May 26, 2001 were deposited on August 22, 2001*
Starwood Hotels & Resorts Worldwide, Inc.	Employer/ Plan Sponsor	Contributions of $57,441 for the payroll dates of January 19, 2001 and March 28, 2001 were deposited on September 19, 2001*
Starwood Hotels & Resorts Worldwide, Inc.	Employer/ Plan Sponsor	Contributions of $9 for the payroll dates of January 19, 2001 and July 6, 2001 were deposited on November 21, 2001*
Starwood Hotels & Resorts Worldwide, Inc.	Employer/ Plan Sponsor	Contributions of $114 for the payroll date of November 27, 2001 were deposited on December 26, 2001*
Starwood Hotels & Resorts Worldwide, Inc.	Employer/ Plan Sponsor	Contributions of $797 for the payroll dates of August 3, 2001 and November 1, 2001 were deposited on January 9, 2002*
Starwood Hotels & Resorts Worldwide, Inc.	Employer/ Plan Sponsor	Contributions of $2,949 for the payroll date of December 31, 2001 were deposited on January 31, 2002*
Starwood Hotels & Resorts Worldwide, Inc.	Employer/ Plan Sponsor	Contributions of $9,710 for the payroll date of September 14, 2001 were deposited on February 13, 2002*
Starwood Hotels & Resorts Worldwide, Inc.	Employer/ Plan Sponsor	Contributions of $16,865 for the payroll dates of March 28, 2001, June 13, 2001 and September 7, 2001 were deposited on April 3, 2002*

Columns (d) through (j) are not applicable

*	The Plan Sponsor also made additional deposits for earnings on the above contributions.

EXHIBIT INDEX

      The following exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit
Number	Description of Exhibit

23.1	Consent of Ernst & Young LLP, Independent Auditors
23.2	Notice regarding consent of Arthur Andersen LLP